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April 24, 1998


Mr. J. Michael Holmes
Executive Vice-President and
 Chief Financial Officer
PBOC Holdings, Inc.
5900 Wilshire Boulevard
Los Angeles, CA   90036

Dear Mr. Holmes:

PBOC Holdings, Inc., has requested the opinion of KPMG Peat Marwick LLP
(KPMG) with respect to certain federal income tax effects to PBOC Holdings, Inc. (the Company), and certain other parties, relating to a proposed capital restructuring involving the entering into a Shareholder Rights Agreement, the redemption of certain classes of preferred stock, and a public stock offering. Capitalized terms not otherwise defined herein shall have the same meaning set forth in the Shareholders Rights Agreement.

KPMG bases the opinions contained herein upon the facts, representations, and assumptions set forth in copies of the Shareholder Rights Agreement and the SEC Form S-1 registration statement to be filed with this Securities and Exchange Commission on April 23, 1998, which the Company has provided to, and upon which the Company has instructed KPMG to rely. KPMG has not independently verified the completeness and accuracy of such facts, representations, and assumptions. Because of the inherently factual nature of the tax issues involved, the opinions expressed herein are not binding upon any tax authority (e.g., the Internal Revenue Service) or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and upheld by a court.

We have reviewed the discussions in the TAXATION section of the SEC Form S-1 entitled "Impact of Ownership Change on Use of Net Operating Loss Carryforwards," and "Risk that Rights are Treated as Debt on Use of Net Operating Loss Carryforwards." We find the discussions to be in substantial conformity with our opinion regarding certain federal income tax consequences relating to the Shareholder Rights Agreement, in particular, it is the opinion of KPMG that:

     1. For federal income tax purposes, the Company's distribution of the Rights described in the Shareholder Rights Agreement to its common stockholders with respect to their Company common stock should be treated as a distribution of "stock" within the meaning of sections 305(a) and 311(a) of the Internal Revenue Code of 1986 (the Code). Accordingly, the Company should recognize no gain or loss on the distribution of the Rights to its common stockholders and the common stockholders should not include the fair market value, if any, of the Rights in gross income.

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     2.   Provided that the Litigation is not finally resolved in favor of the Company and/or Bank prior to the date of an ownership change of the Company as a result of the public stock offering, for federal income tax purposes, the Rights should qualify as "stock" for valuation purposes under section 382(e) of the Code. If the Company has an ownership change as a result of the public stock offering, it should take into account the value of the Rights in computing the annual section 382 limitation with respect to such ownership change. Accordingly, the annual section 382 limitation with respect to such ownership change should be equal to the product of the applicable long-term federal tax-exempt rate times the sum of (i) fair market value of the stock of the Company (not including the Rights) immediately before the public stock offering and (ii) the fair market value of the Rights immediately before the public stock offering.

The opinions expressed above are rendered only with respect to the specific matters discussed herein, and KPMG expresses no opinion with respect to any other federal or state income tax or legal aspect of the offering. If any of the above-stated facts, circumstances, or assumptions (including those contained in the Shareholder Rights Agreement and the SEC Form S-1 registration statement) are not entirely complete or accurate, it is imperative that we be informed immediately, as the inaccuracy or incompleteness could cause KPMG to change its opinions. In rendering our opinion, we are relying upon the relevant provisions of the Code, the regulations thereunder, and judicial and administrative interpretations thereof, as of the date of this letter. The Code, regulations, and interpretations are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such change or modification could also have an effect on the validity of our opinion. We undertake no responsibility to update our opinions for any subsequent change or modification.

Very truly yours,

KPMG Peat Marwick LLP






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